November 24, 2025

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Re: Jaguar Health, Inc.
Registration Statement on Form S-3

File No. 333-290702

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Jaguar Health, Inc., a Delaware corporation (the “Registrant”), hereby requests the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be declared effective by the Securities and Exchange Commission on Tuesday, November 25, 2025, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant hereby authorizes each of Donald C. Reinke, Esq. and Michael S. Lee, Esq. of Reed Smith LLP, attorneys for the Registrant, to orally modify or withdraw this request for acceleration.

Please confirm effectiveness by advising our counsel, Michael S. Lee of Reed Smith LLP, at (212) 549-0358.

Very truly yours,

Jaguar Health, Inc.

/s/ Lisa A. Conte

Lisa A. Conte

Chief Executive Officer and President

Jaguar Health, Inc. • 200 Pine Street, Suite 400 • San Francisco, CA 94104

Tel: +1 (415) 371-8300 • Fax: +1 (415) 371-8311 • https://jaguar.health